

09059420

SEC Mail Processing Section

FEB 2 6 2009

Washington, DC
110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PlainsCapital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2323 Victory Avenue, Suite 1400 .

(No. and Street)

Dallas	TX	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Swank   214.252.4153

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

2100 Ross Avenue, Suite 1500	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 3 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Gregory Swank _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
PlainsCapital Securities, LLC _____ , as
of December 31 _____ , 20 08 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

State of Texas County of Dallas

Sworn to and subscribed before me this 25th
day of February , 20 09
_____ Notary Public

Signature

President

Title

_____
Notary Public

DEBBIE WHEELER
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
02-02-2011

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALANCE SHEET
PlainsCapital Securities, LLC
December 31, 2008

PlainsCapital Securities, LLC

Balance Sheet

December 31, 2008

Contents



≡⎗ ERNST & YOUNG

Ernst & Young LLP
2100 Ross Avenue
Suite 1500
Dallas, TX 75201

Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Managers
PlainsCapital Securities, LLC

We have audited the accompanying balance sheet of PlainsCapital Securities, LLC (the Company) as of December 31, 2008. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet, referred to above presents fairly, in all material respects, the financial position of PlainsCapital Securities, LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Dallas, Texas
February 20, 2009

A member firm of Ernst & Young Global Limited

PlainsCapital Securities, LLC

Balance Sheet

		December 31, 2008
Assets		
Cash (including $113,104 held by Parent)	$	169,415
Income tax receivable from Parent		165,013
Other assets		1
Total assets	$	334,429
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and other liabilities	$	644
Total liabilities		644
Member's equity:		
Member's capital		945,432
Retained deficit		(611,647)
Total member's equity		333,785
Total liabilities and member's equity	$	334,429

See accompanying notes.

PlainsCapital Securities, LLC

Notes to Balance Sheet

December 31, 2008

1. Organization and Basis of Presentation

PlainsCapital Securities, LLC (the Company) is a direct, wholly owned subsidiary of PlainsCapital Bank (the Parent). The Parent has and expects to continue to provide operating capital to the Company in order to fund the Company's operations in the ordinary course of business.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker. The Company's main activity is to provide support for the Parent's Treasury Management and Retail Banking Services.

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the balance sheet and accompanying notes. Management believes that the estimates utilized in preparing the Company's balance sheet are reasonable and prudent. Actual results could differ from these estimates.

Securities Owned and Securities Sold, Not Yet Purchased

The Company operates as an introducing broker and therefore does not own securities, including derivative contracts held for trading purposes or inventory of any sort.

2. Transactions with Customers

The Company's primary customers are certain customers of the Parent. According to the individual customer's instructions, customer's funds are maintained in money market mutual fund accounts.

PlainsCapital Securities, LLC

Notes to Balance Sheet

December 31, 2008

3. Income Taxes

PlainsCapital Corporation files a consolidated income tax return that includes the consolidated operations of the Parent. The Company is a disregarded entity for federal income tax purposes. In prior years, the Company had recorded income taxes as if the Company filed a separate federal income tax return, as specified in the Tax Allocation Agreement dated April 19, 2006, between PlainsCapital Corporation and its related companies. As a result, the Company's balance sheet includes an income tax receivable from the Parent.

4. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the Company to maintain certain levels of net capital. The SEC's requirements also provide that equity capital, as defined, may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. FINRA examined the Company in 2008 and determined that only a portion of the cash held by the Parent was an allowable asset for net capital purposes. Accordingly, the Company has modified its computation of net capital to reflect the FINRA finding. At December 31, 2008, the Company had net capital of $61,397, which was $56,397 in excess of the amount required.

5. Commitments and Contingencies

The Company has a Facilities, Services and Expense agreement with the Parent that may be terminated, without cause, by either party at any time upon not less than thirty (30) days' prior written notice to the other party or for cause by either party immediately by written notice to the other party. The Parent pays these costs in the form of a capital contribution in order for the Company to meet its obligations under the agreement.

6. Employees and Benefits

There are four employees involved part-time in the operation of the Company. All payroll and benefit expenses are paid by the Parent.

END